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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8A
                          NOTIFICATION OF REGISTRATION

                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                                AFAC EQUITY, L.P.

                                      Name

                         c/o Paul Harris Management Inc.
                              114 West 47th Street
                            New York, New York 10036

                      Address of Principal Business Office

             Telephone Number (including area code): (212) 415-1609

                Name and address of agent for service of process:

                               Timothy J.E. Church
                         c/o Paul Harris Management Inc.
                              114 West 47th Street
                            New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes  /  /   No /X/

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Item 1.     Exact name of registrant.

                        AFAC EQUITY, L.P.

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

                        Delaware, March 21, 2000

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

                        Limited Partnership of the series type.

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

                        Management company. Registrant is an employee securities company and is subject to an exemptive order granted to Partners Income Fund (Investment Company Act Release No. IC-18948 (September 14, 1992)).

Item 5.     If registrant is a management company:

            (a) state whether registrant is a "closed-end" company or an "open-end" company;

            Closed-end company.

            (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

            Non-diversified company.

Item 6.     Name and address of each investment adviser of registrant.

                        PAUL HARRIS MANAGEMENT INC.
                        114 West 47th Street
                        New York, New York 10036

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

                        Registrant does not have a board of directors. Paul Harris Management Inc. is advised by an "Advisory Committee", which has only administrative and consultative responsibilities. The members of the Advisory Committee (all of whom are limited

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                        partners in the registrant) are:

                                    Alan Morgan
                                    Peter A. Flaherty
                                    Roger C. Kline
                                    Timothy Church
                                    Donald Waite

Item 8. If registrant is an unincorporated investment company not having a board of directors:

            (a) state the name and address of each sponsor of registrant;

            Not applicable.

            (b) state the name and address of each officer and director of each sponsor of registrant;

            Not applicable.

            (c) state the name and address of each trustee and each custodian of registrant.

            Not applicable.

Item 9.(a) state whether registrant is currently issuing and offering its securities directly to the public (yes or no).

            No.

            (b) If registrant is currently issuing its securities to the public through an underwriter, state the name and address of such underwriter.

            Not applicable.

            (c)         If the answer to Item 9(a) is "no" and the answer to
            Item 9(b) is "not applicable", state whether registrant presently proposes to make a public offering of its securities (yes or no).

            No.

            (d) State whether registrant has any securities currently issued and outstanding (yes or no).

            No.

            (e) If the answer to Item 9(d) is "Yes", state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than

                                       2

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            short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

            Not applicable.

Item 10.    State the current value of registrant's total assets.

            $0.

Item 11. State whether registrant has applied or intends to apply for license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

            No.

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

            Not applicable.


                                       3

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                                   SIGNATURES

            Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 19th day of January, 2001.

                                       AFAC EQUITY, L.P.
                                       By: Paul Harris Management Inc.

                                       By:  /s/  Timothy Church
                                       Title:  President

Attest:  /s/  Todd Tibbetts
Title:  Secretary